SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at October 30, 2006

ROCKWELL VENTURES INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 30, 2006

* Print the name and title of the signing officer under his signature.

----------------------------

Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 6048-684-8092

ROCKWELL ANNOUNCES US$4.4 MILLION RECEIVED FOR SALE OF OF 152.11 CARAT
GEMSTONE DIAMOND DURNPIKE'S ALLUVIAL OPERATIONS IN SOUTH AFRICA

October 30, 2006, Vancouver, BC. Rockwell Ventures Inc. ("Rockwell" or the "Company") (TSXV: RVI; OTCBB: RVINF) and Durnpike Investments (Pty) Limited ("Durnpike"), a private South African company, announce that a sale price of US$4.4 million, or US$29,123 per carat, was received for a 152.11 carat D-colour diamond that was recovered from the Wouterspan operations in early September. This stone was sold by sealed tender during the week of October 16. A picture of this exceptional gemstone is shown below.

The companies are also pleased to announce that excellent prices have been received for run of mine production at the Holpan/Klipdam operations north of Kimberley, South Africa, and for the Wouterspan production. Wouterspan is located on the Orange River to the west of Kimberley.

In September, 1,292.03 carats of diamonds were produced at Holpan/Klipdam, which sold for US$1,247,636.10. This is an average value of US$965.64 per carat.

A total of 1,229.09 carats were recovered from Wouterspan in September. The diamonds were sold for US$2,792,166.42 for an average value of US$2272.73 per carat. These numbers exclude the 152.11 carat gemstone.

John Bristow, President and COO of Rockwell commented "We are encouraged by the strength of prices at the large stone - high quality end of the market and the great returns received from the most recent tenders. The 152.11 carat stone was the second 100 plus carat stone recovered at Wouterspan in 2006, and is a testament to the exceptional size and quality of diamonds recovered from the alluvial deposits of this area."

Rockwell and Durnpike have signed an Agreement in Principle with respect to the acquisition of four alluvial diamond properties, as described in a news release of June 30, 2006, including the Holpan/Klipdam and Wouterspan properties. Completion of the acquisition is subject to, among other things, receipt of the required regulatory approvals, and is now expected to occur in early November 2006.

For further details on Rockwell Ventures Inc., please visit the Company's website at www.rockwellventures.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and COO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

                                                                                                     Forward Looking Statement

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. There is no certainty of the financing completing. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.